UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             BKF Capital Group, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                           (Title of Class Securities)

                                    05548G102
                      ------------------------------------
                                 (CUSIP Number)


                                  Carlo Cannell
    Cannell Capital, LLC, 150 California Street, 5th Floor, San Francisco, CA
                              94111 (415) 835-8300
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 31, 2005
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.



CUSIP No.  05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Cannell Capital, LLC
      94-3366999
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     California...................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          676,300........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      676,300.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person   676,300
                                                                   ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    8.8%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   IA.......................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) OO.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     USA..........................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          676,300........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      676,300.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    676,300
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)    8.8%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   IN/HC....................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Cuttyhunk Fund Limited

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Bermuda......................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          169,000........................
                                       --------------------------------------
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            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      169,000.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    169,000
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     2.2%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   CO.......................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Anegada Master Fund Limited

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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Cayman Islands...............
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0 ..............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          148,800.......................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0  ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      148,800.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person   148,800
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     1.9%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   CO.......................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      GS Cannell, LLC
      98-0232642
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
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   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
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   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
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   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
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   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0...............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
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            8.    Shared Voting Power          122,200.........................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0   ............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      122,200.........................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    122,200
                                                                    -----------

   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     1.6%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   OO.......................................................................
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CUSIP No. 05548G102

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tonga Partners, L.P.
      94-3164039
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   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [X].................................................................
           ------------------------------------------------------------------
      (b)  .................................................................
           ------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..........................................................
                  -----------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.................................
                                         ------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)................................................................
            -----------------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware.....................
                                            ---------------------------------
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Number of   7.    Sole Voting Power            0  .............................
                                     ----------------------------------------
Shares
Beneficially
Owned by
Each
Reporting
Person
With:
            -------------------------------------------------------------------
-------------------------------------------------------------------------------
            8.    Shared Voting Power          236,300....................
                                       --------------------------------------
            -------------------------------------------------------------------
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            9.    Sole Dispositive Power       0............................
                                          -----------------------------------
            -------------------------------------------------------------------
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            10.  Shared Dispositive Power      236,300.....................
                                           ----------------------------------
            -------------------------------------------------------------------
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   11.Aggregate Amount Beneficially Owned by Each Reporting Person    236,300
                                                                    ------------


   12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)


   13.............Percent of Class Represented by Amount in Row (11)     3.1%
                                                                      ---------
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   14............................Type of Reporting Person (See Instructions)
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   PN.......................................................................
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Item 1  Security and Issuer
        This statement relates to Common Stock ("Common Stock"), issued by BKF Capital Group, Inc.. The address of the principal executive offices of BKF Capital Group, Inc. is One Rockefeller Plaza, New York, NY 10020.

Item 2  Identity and Background

        Name: Cannell Capital, LLC ("Adviser")
        Place of Organization: California
        Principal Business: Investment Adviser
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Cuttyhunk Fund Limited ("Cuttyhunk")
        Place of Organization: Bermuda
        Principal Business: Investment
        Address: 73 Front Street, Hamilton, Bermuda HM 12
        Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: The Anegada Master Fund Limited ("Anegada")
        Place of Organization: Cayman Islands
        Principal Business: Investment
        Address: c/o Bank of Butterfield International (Cayman) Ltd., 68 Fort Street, PO Box 705, George Town, Grand Cayman, Cayman Islands Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: Tonga Partners, L.P. ("Tonga")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: GS Cannell, LLC ("GSC")
        Place of Organization: Delaware
        Principal Business: Investment
        Address: 701 Mount Lucas Road, CN 850, Princeton, NJ 08542 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None

        Name: J. Carlo Cannell
        Address: 150 California Street, 5th Floor, San Francisco, CA 94111 Criminal Proceedings: None
        Applicable Civil, Judicial or Administrative Proceedings: None
        Citizenship: United States

        J Carlo Cannell is the controlling and managing member of Adviser. Adviser serves as investment adviser to Cuttyhunk, Anegada Master, and GSC. Adviser is general partner and investment adviser to Tonga.

Item 3  Source and amount of Funds or other Consideration

        The aggregate amount of funds used by Cuttyhunk to purchase 169,000 shares of Common Stock owned by it was approximately $5,948,687. Such amount was derived from working capital.

        The aggregate amount of funds used by Anegada to purchase 148,800 shares of Common Stock owned by it was approximately $5,306,359. Such amount was derived from working capital.

        The aggregate amount of funds used by GSC to purchase 122,200 shares of Common Stock owned by it was approximately $4,355,825. Such amount was derived from working capital.

        The aggregate amount of funds used by Tonga to purchase 236,300 shares of Common Stock owned by it was approximately $8,417,180. Such amount was derived from working capital.

Item 4  Purpose of Transaction

        As of May 31, 2005 the Reporting Persons commenced the formulation of plans to seek maximization of the value of the Common Stock. Such plans may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

        Subject to availability at prices deemed favorable and in accordance with applicable laws and regulations, the Reporting Persons may acquire shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

        Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of item 4 of Schedule 13D.

Item 5  Interest in Securities of the Issuer

        (a) As of May 31, 2005, the Reporting Persons directly or indirectly beneficially owned 676,300 shares, or 8.8%, of Common Stock of BKF Capital Group, Inc. (the approximate percentage of the shares of Common Stock owned is based on 7,665,748 shares of common stock outstanding by BKF Capital Group, Inc., on April 29, 2005).
           (1) Cuttyhunk owns 169,000 shares (2.2%) (2) Anegada owns 148,800 shares (1.9%) (3) GS Cannell owns 122,200 shares (1.6%) (4) Tonga owns 236,300 shares (3.1%)

        (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

        (c) A list of transactions during the past 60 days.

--------------------------------------------------------------------------------
Party             Date             Amount      Price per  Where & How
                                   Bought       Share      Effected
                                     (Sold)
--------------------------------------------------------------------------------

ANEGADA             4/8/2005            400        40.02   Open Market
ANEGADA             4/11/2005         1,800        39.93   Open Market
ANEGADA             4/12/2005           900        39.98   Open Market
ANEGADA             4/13/2005         1,100        40.24   Open Market
ANEGADA             4/14/2005         1,600        38.55   Open Market
ANEGADA             4/15/2005           200        38.12   Open Market
ANEGADA             5/2/2005          5,300        34.67   Open Market
ANEGADA             5/3/2005         10,200        34.82   Open Market
ANEGADA             5/4/2005          1,000        34.96   Open Market
ANEGADA             5/11/2005        10,700        31.73   Open Market
ANEGADA             5/12/2005         1,400        30.86   Open Market
ANEGADA             5/13/2005         7,600        31.13   Open Market
ANEGADA             5/16/2005         4,300        31.15   Open Market
ANEGADA             5/17/2005         8,500        30.93   Open Market
ANEGADA             5/18/2005         3,100        32.65   Open Market
ANEGADA             5/19/2005         5,100        33.57   Open Market
ANEGADA             5/26/2005           700        34.17   Open Market
CUTTYHUNK           4/8/2005            400        40.02   Open Market
CUTTYHUNK           4/11/2005         2,200        39.93   Open Market
CUTTYHUNK           4/12/2005         1,100        39.98   Open Market
CUTTYHUNK           4/13/2005         1,500        40.24   Open Market
CUTTYHUNK           4/14/2005         1,900        38.55   Open Market
CUTTYHUNK           4/15/2005           300        38.12   Open Market
CUTTYHUNK           5/2/2005          6,300        34.67   Open Market
CUTTYHUNK           5/3/2005         11,800        34.82   Open Market
CUTTYHUNK           5/4/2005          1,100        34.96   Open Market
CUTTYHUNK           5/11/2005         5,800        31.73   Open Market
CUTTYHUNK           5/12/2005         1,600        30.86   Open Market
CUTTYHUNK           5/13/2005         8,700        31.13   Open Market
CUTTYHUNK           5/16/2005         4,800        31.15   Open Market
CUTTYHUNK           5/17/2005         9,600        30.93   Open Market
CUTTYHUNK           5/18/2005         3,500        32.65   Open Market
CUTTYHUNK           5/19/2005         5,800        33.57   Open Market
CUTTYHUNK           5/26/2005           800        34.17   Open Market
GS CANNELL          4/8/2005            800        40.02   Open Market
GS CANNELL          4/11/2005         4,300        39.93   Open Market
GS CANNELL          4/12/2005         3,500        39.98   Open Market
GS CANNELL          4/13/2005         4,600        40.24   Open Market
GS CANNELL          4/14/2005         6,200        38.55   Open Market
GS CANNELL          4/15/2005         1,000        38.12   Open Market
GS CANNELL          5/2/2005          4,600        34.67   Open Market
GS CANNELL          5/3/2005          9,300        34.82   Open Market
GS CANNELL          5/4/2005            900        34.96   Open Market
GS CANNELL          5/11/2005         4,300        31.73   Open Market
GS CANNELL          5/12/2005         1,200        30.86   Open Market
GS CANNELL          5/13/2005         6,300        31.13   Open Market
GS CANNELL          5/16/2005         3,500        31.15   Open Market
GS CANNELL          5/17/2005         7,000        30.93   Open Market
GS CANNELL          5/18/2005         2,600        32.65   Open Market
GS CANNELL          5/19/2005         4,100        33.57   Open Market
GS CANNELL          5/26/2005           600        34.17   Open Market
TONGA               4/8/2005          1,100        40.02   Open Market
TONGA               4/11/2005         5,500        39.93   Open Market
TONGA               4/12/2005         4,900        39.98   Open Market
TONGA               4/13/2005         6,300        40.24   Open Market
TONGA               4/14/2005         8,600        38.55   Open Market
TONGA               4/15/2005         1,300        38.12   Open Market
TONGA               5/2/2005          8,900        34.67   Open Market
TONGA               5/3/2005         14,400        34.82   Open Market
TONGA               5/4/2005          1,300        34.96   Open Market
TONGA               5/11/2005         9,200        31.73   Open Market
TONGA               5/12/2005         2,000        30.86   Open Market
TONGA               5/13/2005        12,200        31.13   Open Market
TONGA               5/16/2005         6,700        31.15   Open Market
TONGA               5/17/2005        13,600        30.93   Open Market
TONGA               5/18/2005         5,000        32.65   Open Market
TONGA               5/19/2005         8,000        33.57   Open Market
TONGA               5/26/2005         1,300        34.17   Open Market



        (d) Not Applicable

        (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        J. Carlo Cannell controls and manages the Adviser who makes voting and dispositive decisions for Cuttyhunk, Anegada, GS Cannell, and Tonga.

Item 7  Material to Be Filed as Exhibits

        See Exhibit 7.1- Letter to Mr. John A. Levin, Chairman of the Board of BKF Capital Group, Inc.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 1, 2005
                          J. Carlo Cannell

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell

                              Cannell Capital, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member

                            The Anegada Master Fund, Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                           The Cuttyhunk Fund Limited

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                          GS Cannell, LLC

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, Investment Adviser

                              Tonga Partners, L.P.

                              /s/ J. Carlo Cannell
                          ------------------------------
                          J. Carlo Cannell, Managing Member
                          Cannell Capital, LLC, General Partner



Exhibit 7.1 - A .pdf version of this exhibit can be viewed at
              www.donkeynation.com.


                               CANNELL CAPITAL LLC
                              150 California Street
                           San Francisco, Calif. 94111

                                    ------------
                     Tel (415) 835-8300  Fax (240) 332-1261
                               info@cannellcap.com


                                                            June 1, 2005




John A. Levin, Chairman and CEO
J. Barton Goodwin, Director
Burton Malkeil, Director
Barton Biggs, Director
David Grumhaus, Director
James Tisch, Director
Anson Beard, Jr., Director
Peter Solomon, Director
Dean Takahashi, Director

BKF Capital Group, Inc.
One Rockefeller Plaza, 25th Floor
New York, NY 10020


            "When, O Catiline, do you mean to cease abusing our patience? How long is that madness of yours still to mock us? When is there to be an end of that unbridled audacity of yours, swaggering about as it does now?"


Thus, in 63 B.C., did Marcus Tullius Cicero expose corruption and vice in the Roman Senate in his First Oration Against Lucius Catilina. His words are relevant today as we study the record of BKF Capital Group.

Fund management should be a challenging yet simple business -- control costs, manage investments intelligently, and fees will flow to the bottom line. Revenues from incremental assets should require little additional expense.

But that is not BKF. Costs are exorbitant. A culture of greed and self-dealing has run amok. Incremental revenues are sucked up by inflated salaries; as a result, BKF continues to lose money, even as assets and revenues have grown 18% and 64%, respectively, over the last five years. Management has frittered away its gains in revenues, producing greater losses, while distributing, at shareholder expense, a staggering 78% of revenues to the executive cabal. Meanwhile, the Board of Directors, whose job it should be to protect the rights of shareholders, and not protect entrenched management, has failed to discharge its fiduciary duties by reigning in run-away compensation and other costs.

$MM                  2004     2003   2002    2001    2000
Revenue            $120.7    $98.6  $89.3   $91.4   $76.6
Employee Costs       93.8     77.8   61.8    60.1    57.4
% Revenue           77.7%    78.9%  69.2%   65.8%   74.9%
Net Income           -1.8     -8.4   -2.5     1.5     2.1
Source: 2004 BKF 10-K

BKF's richly-compensated employees, egregious occupancy costs and ill-defined "other operating expenses" are not in the best interest of shareholders. BKF's operating metrics (operating margin, revenue-per-employee, etc.) are abysmal.

Comparisons to similar publicly-traded companies reveal the mismanagement.


                                          Op.            Revenue/   Cost/
$MM      Company            AUM   Revenues  Margin  Employees Employee Employee
CLMS     Calamos          $38,000   $342.8     45%      264    $1,298.5  $248.9
GBL      Gabelli           28,700    255.2     39%      188     1,357.4   553.7
HNNA     Hennessy Advisors  1,261      9.5     50%       10       954.5   201.6
TROW     T. Rowe Price     45,200  1,277.0     41%    4,139       308.5   110.6
LIO LN   Liontrust          5,035     24.5     35%       43       569.4   369.3

BKF      BKF Capital      $13,604   $126.5      4%      151      $837.7  $634.1
Source: Factset, 2004 SEC 10-Ks

BKF's April 22, 2005 Form 8-K discloses the compensation arrangements for the managers of the event-driven portfolios, Messrs. Frank Rango and Henry Levin (the son of BKF's Chairman & CEO). The Board's passivity allows the Managers to pay their team up to 67% of the event-driven group's revenue. The Managers are entitled to a base salary of $800,000 and are incentivized with 67% of the group's remaining net profit. The gravy train doesn't end there, however. If BKF terminates Rango and Levin without cause, each will enjoy severance payments of between $2 million and $4 million. There are no restrictions on their ability to solicit BKF's investors or employees if they leave. None of the Managers' compensation is in the form of BKF equity. None of their compensation is in the form of long-term incentives, which would encourage retention. How are these arrangements supposed to align the interests of the Managers with the well-being of your stockholders? All this excess would be dandy in a private company, but BKF is public.

BKF's May 10, 2005 10-Q, states: "As a result of this dependence on key personnel, and the ability of investment personnel or groups of investment personnel to start their own independent businesses, management may be constrained in its ability to negotiate compensation with senior personnel." That's ridiculous. I own Cannell Capital LLC, which has served as General Partner of Tonga Partners LP since 1992. No one has provided me with a guaranteed minimum base salary. No one will pay me severance if my firm is liquidated. I focus on profits. My only security is maintaining the better than 30% gross compound annual return that my firm has achieved over the last 12 years for its investors.

BKF's list of "related party transactions" reads like comic monkeyshines. If the compensation committee must bless paying 78% of the Company's earnings to Mr. Levin, his relatives and intimates, at least pay them in stock. This would align the interests of the business operators with the business owners. It would also provide employees greater after-tax benefits. I suspect most BKF employees labor under the oppressive yoke of federal, state, and New York City income and sales taxes. Long-term capital gains rates of 15% on stock-based compensation would offer them far greater economic benefit. Please us by pleasing them.

The callous conflagration of shareholder assets by BKF galls us as it would gall Cicero. When we visit companies, we stay at $39.95 motels, not fancy hotels with fruit at the "reception" desk. If the bathroom glasses are not wrapped in paper, we flee. We are not squired about in Lincoln Town cars driven by perfumed menservants (although admittedly, Cannell Capital LLC squandered $1,200 on The Donkey Van, http://donkeynation.com, a used 1995 Ford Econoline van, purchased from See's Candies, Inc. in 2004).

My visit to your offices on May 26, 2005 left me astounded that such an unprofitable company would house itself in some of the most expensive office space in America. Your 56,000 square foot office in Rockefeller Center immolates cash at the expense of BKF's shareholders. Why dedicate half a floor to "test" Dell computers? Not all meretricious trappings are poor business expenses, however. I appreciate the lavish spending of casinos as they lure "whales" to their tables, but this acceptance is predicated upon such adornments being accretive to earnings, to bringing in profitable bacon. Your Rockefeller Center pork just stinks.

The BKF Board would benefit from exposure to one of my heroes, Alan "Ace" Greenberg, Chairman of Bear Stearns, Inc. ("BSC.")(1). Greenberg's careful management and cost controls yield 24% pretax margins at BSC. And yet BKF maintains in last week's Form DEFA14A that "BKF Capital will not be improved through [a] strategy of deep cost cutting" - an audacious claim.

Were "Ace" to ascend to the chair of BKF's board, a prospect over which we drool, he might ask the following;

o Why does BKF pay Jennifer Levin Carter, Mr. Levin's daughter, $174,600? The claim that she provides, "consulting services rendered to various alternative investment strategies of the company" smells. What are these services?

o How does BKF justify paying $8.7 million to Henry Levin, son of the CEO and Chairman, given the terrible operating margins at BKF?

o Is senior management invested in BKF's funds? If yes, how much? If not, why not? Why do you, the directors, own so little stock in BKF? Do directors maintain significant accounts at the Company? Please try to eat your own cooking. Shareholders like that.

One would expect such deportment from scalawags, but not you noble nabobs of Wall Street. I hoped for better from Mr. Biggs, who built an illustrious career offering advice to investors -- which BKF so plainly needs. I hoped for better from Professor Malkiel, who has directed Vanguard Group as a paragon of financial probity and responsibility. I hoped for better from Mr. Beard. It's hard to believe that this is the same Beard who, in a May 12, 2005 letter to Morgan Stanley shareholders wrote:

            "Shareholders deserve better. We strongly believe that new leadership is critical to the success of the Firm and to the creation of shareholder value."

The boards' lack of credible hedge fund experience is a hindrance to BKF. Though burnished, bespoke and credentialed, I see little in the directors, save James Tisch, which suggests any operating experience in its quiver. I am not interested in managing BKF or any of its assets. (In fact, Cannell Capital has distributed over $250 million back to investors in recent years in order to remain nimble.) But BKF's board should include people with credible hedge fund management expertise and long term track records.

BKF has grown since the November 1995 merger of Baker Fentress with John A. Levin & Co., but in the last five years, BKF has generated $464.6 million in revenues, but no profits. Indeed, BKF has racked up $62.4 million in losses. Mr. Levin operates BKF like a private playpen. He does not appear to value stockholders as important partners or constituents.

I therefore urge the Board either to: (i) take BKF private and squander privately; (ii) appoint an investment banker to conduct an auction of the company, as Opportunity Partner's Phillip Goldstein first suggested in his November 17, 2003 13d filing; or (iii) stand down and pass the baton to a shareholder-friendly board.

We today speak with many interested parties who are on deck to increase the efficiency and productivity of your operations, energize the investment team to spark greater performance and substantially increase assets under management. Please consider this latter "dream team" option.

Cicero ultimately vanquished Catiline despite the latter's attempt to form a rebel force with other rich and corrupt men.

            "The city should rejoice because it has been saved from a bloody rebellion. He asked for nothing for himself but the grateful remembrance of the city for what he has done. He acknowledged that this victory was more difficult than one in foreign lands, because the enemies were citizens of Rome."

You still have time to flee. Go forth, Catiline.

Sincerely,

/s/ J. Carlo Cannell

J. Carlo Cannell
Managing Member



(1) A used copy of Memos from the Chairman, Alan C. Greenberg, is being sent to you by 2nd rate, the postal classification reserved by the USPS for printed matter. Here are some of my favorite excerpts:

o "I have just informed the purchasing department that they should no longer purchase paper clips. All of us receive documents every day with paper clips on them. If we save these paper clips, not only will we have enough for our own use, but we will also, in a short time, be awash in the little critters. Periodically, we collect excess paper clips and sell them (since the cost to us is zero, the Arbitrage Department tells me the return on capital will be above average)."

o "The only statistic I care about is return on equity. After many sessions with some of our business school graduates (yes, we do have some), I think they have helped me understand the secret to improving our R.O.E. It seems that if we increase revenues and cut expenses, return on equity goes up and that is what makes me happy."

o "Bear Stearns will no longer purchase rubber bands. If we can save paper clips from incoming mail, we can save rubber bands, and my hope is that we can become awash in those little strechies."

o "When you are a private enterprise, savings on expenses go to the bottom line. When you are owned by the public, savings still go to the bottom line, but they are in turn magnified by the multiple the stock carries."